EXHIBIT 99.1

CHINA FINANCE ONLINE CO. LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND
PROXY STATEMENT

Notice is hereby given that an Annual General Meeting of Shareholders, or the Meeting, of China Finance Online Co. Limited, or the Company, will be held on June 28, 2013 at 10:00 a.m., Beijing time, at the offices of the Company, 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100033, China, for the following purposes:

1.	To re-elect Kheng Nam Lee as a Director;

2.	To re-elect Neo Chee Beng as a Director;

3.
To approve the appointment of Grant Thornton China as independent auditors of the Company for a term ending on the date of our next annual general meeting of shareholders to be held in 2014 and to authorize the board of directors to determine their remuneration;

4.
To consider and approve the audited consolidated financial statements for the fiscal year ended on or as of December 31, 2012 together with the Report of Auditors thereon as required by Hong Kong law, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual starting from April 29, 2013, or through the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov, starting from April 29, 2013, and the Report of Directors, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-sec starting from May 30, 2013, or through the website of SEC, at www.sec.gov, starting from May 30, 2013; and

5.
To authorize our board of directors to exercise all the powers of the Company (a) to allot, issue or deal with additional (1) ordinary shares or (2) preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of an ordinary resolution for this proposal until the earliest of: (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders (“Relevant Period”); and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the Relevant Period.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Our Annual Report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ended December 31, 2012, can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual, or through the SEC’s website at www.sec.gov.
Holders of record of American Depositary Shares, or ADSs, representing our ordinary shares at the close of business on May 24, 2013 (New York City time) and holders of our ordinary shares are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

By Order of the Board of Directors
/s/ Zhiwei Zhao
Zhiwei Zhao
Chairman of the Board of Directors
Beijing, China

Date: May 30, 2013

YOUR VOTE IS IMPORTANT

IF YOU ARE A HOLDER OF OUR SHARES, TO ENSURE YOUR REPRESENTATION AT THE ANNUAL GENERAL MEETING, YOU ARE URGED TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY TO THE COMPANY AS PROMPTLY AS POSSIBLE IN THE ACCOMPANYING ENVELOPE AND IN ANY EVENT NO LATER THAN 48 HOURS BEFORE THE TIME SET FOR THE AGM. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU RETURNED A PROXY.

IF YOU ARE A HOLDER OF OUR ADSs, THE DEPOSITARY HAS SET JUNE 25, 2013 AS THE DEADLINE FOR YOU TO SUBMIT YOUR VOTING INSTRUCTION CARD DIRECTING THE DEPOSITARY TO VOTE THE ORDINARY SHARES REPRESENTED BY YOUR ADSs.

CHINA FINANCE ONLINE CO. LIMITED

9th Floor of Tower C, Corporate Square, No. 35 Financial Street,
Xicheng District, Beijing, 100033, China

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on June 28, 2013 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100033, China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about May 30, 2013.

Our Annual Report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ended December 31, 2012, can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual, or through the website of the U.S. Securities and Exchange Commission, or the SEC, at www.sec.gov.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Zhiwei Zhao, our Chairman and chief executive officer, if you hold our ordinary shares, or to JPMorgan Chase Bank, N.A., if you hold American Depositary Shares, or ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Holders of ADSs representing our ordinary shares at the close of business on May 24, 2013 (New York City time) and holders of our ordinary shares are entitled to vote at the annual general meeting. As of May 24, 2013, 110,959,383 of our ordinary shares, par value HK$0.001 (US$0.00013) per share, were issued and outstanding, of which 102,606,755 ordinary shares were represented by 20,521,351 issued and outstanding ADSs. The presence of at least one ordinary shareholder in person or by proxy and representing at least 33 1/3% of our outstanding ordinary shares will constitute a quorum for the transaction of business at the annual general meeting.

Voting and Solicitation

Each ordinary share is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder or shareholders present in person or by proxy demands in accordance with the Company’s articles of association that a poll be taken.

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by registered holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted FOR proposals 1, 2, 3, 4 and 5 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved. Any registered holder of ordinary shares entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on such registered holder’s behalf. A proxy need not be a shareholder of the Company.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary of the ADSs, is required under the Deposit Agreement we entered into with it to mail to all holders of American depositary receipts, or ADRs, after it has received notice of the annual general meeting, a notice stating (a) such information as contained in the notice it has received from us, as well as any solicitation materials and other accompanying materials, (b) that each such holder as of May 24, 2013 (New York City time) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs and evidenced by such holder’s ADRs and (c) the manner in which such instructions may be given.

Upon receipt of instructions from holders of ADRs on or before 12:00 p.m., June 25, 2013 and in the manner required and described in the notice sent to such holders, the depositary will, at the annual general meeting on June 28, 2013, endeavor to vote or cause to be voted the ordinary shares represented by such ADSs in accordance with such ADS holders’ instructions. The depositary will not itself exercise any voting discretion in respect of any ordinary shares that are represented by the ADSs.

To the extent such instructions are not received by JPMorgan Chase Bank, N.A. as depositary of ADSs from any holder of ADRs on or before 12:00 p.m., June 25, 2013 or in the manner required, we understand from the depositary that the depositary will deem such holder to have instructed the depositary to give a discretionary voting proxy to Zhiwei Zhao, our Chairman and CEO, as the person designated by the Company to receive voting proxies, with full power of substitution, and to exercise such holder’s voting rights under such ADSs’ underlying ordinary shares in the manner such person deems fit.

JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares by:

•	each person known to us to own beneficially more than 5% of our ordinary shares as of December 31, 2012; and

•	each of our directors and executive officers as of December 31, 2012 who beneficially own any of our ordinary shares.

As of December 31, 2012, 110,955,383 shares of our ordinary shares were outstanding. On that date, a total of 20,520,551 of our ADSs were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 110,955,383 ordinary shares outstanding.

Number of Shares Beneficially Owned
Name	Number	Percent
Directors and executive officers
Zhiwei Zhao	23,908,493	21.55%
Kheng Nam Lee	*	*
Jun (Jeff) Wang 1	*	*
Kiang Dalaroy 1	*	*
All current directors and executive officers as of December 31, 2012 as a group (4 persons)	25,514,493	23.00%
1 Mr. Ling Wang resigned from the Board in May 2012; and Mr. Jun Wang has been appointed a director in May 2012. Mr. Kiang Dalaroy resigned as Chief Strategic Officer in January 2013.

5% Shareholder
Zhiwei Zhao(1)	23, 908,493	21.55%
IDG Technology Venture Investment, LP (2)	6,723,115	6.06%
IDG Technology Venture Investment, Inc. (3)	4,670,505	4.21%
Vertex Technology Fund (III) Ltd. (4)	7,101,494	6.40%
Jianping Lu (5)	7,156,121	6.45%
Ling Zhang (6)	8,746,370	7.88%
Harvest Capital Strategies LLC(7)	6,538,210	5.89%

*	Upon exercise of all options currently exercisable or vesting within 60 days of December 31, 2012, would beneficially own less than 1% of our ordinary shares.

(1)
Mr. Zhiwei Zhao is considered the beneficial owner of 23,908,493 ordinary shares of the Company, which consists of (i) 10,558,493 ordinary shares issued by the Company to C&F International Holdings Limited, whose parent company C&F Global Limited is wholly held by Mr. Zhiwei Zhao, on behalf of and exclusively for the benefit of the Company’s employees pursuant to the Company’s 2007 Plan and related Restricted Stock Issuance and Allocation Agreement; All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 will be forfeited to the company; (ii) 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc.  as of December 31, 2012 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on November 14, 2011; and (iii) 2,350,000 ordinary shares considered beneficially owned by Zhiwei Zhao upon exercise of all options exercisable or vesting within 60 days of December 31, 2012.

(2)
Includes 6,723,115 ordinary shares held by IDG Technology Venture Investment, LP. as of December 31, 2012, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. The general partner of IDG Technology Venture Investment, LP is IDG Technology Venture Investments, LLC. Chi Sing Ho and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. The registered address of IDG Technology Venture Investment, LP is One Exeter Plaza, Boston, MA 02109, U.S.A.

(3)
Includes 4,670,505 ordinary shares held by IDG Technology Venture Investment, Inc. as of December 31, 2012 in the form of 934,101 ADSs, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. IDG Technology Venture Investment, Inc. is a wholly owned by International Data Group, Inc., whose controlling shareholder is Patrick J. McGovern. Patrick J. McGovern is citizen of the United States of America. IDG Technology Venture Investment, Inc. and International Data Group, Inc. are each organized under the laws of the Commonwealth of Massachusetts. The registered address of IDG Technology Venture Investment, Inc. is One Exeter Plaza, Boston, MA 02109, U.S.A.

(4)
Includes 7,101,494 ordinary shares held by Vertex Technology Fund (III) Ltd as of December 31, 2012 in the form of 1,420,298 ADSs and 4 ordinary shares, according to a Schedule 13G filed with the SEC dated February 4, 2013. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and  may be deemed to have power to vote and dispose of the shares held of record by Vertex Technology Fund (III) Ltd. Vertex Venture Holdings Ltd, as the sole shareholder of Vertex Technology Fund (III) Ltd, and as the sole shareholder of Vickers Capital Limited, which is the sole shareholder of Vertex Management (II) Pte Ltd, may also be deemed to have the power to vote and dispose of these shares. The address of Vertex Technology Fund (III) Ltd is 250 North Bridge Road, #05-01 Raffles City Tower, Singapore 179101.

(5)
Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(6)
Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(7)
Harvest Capital Strategies LLC (“HCS”) acts as the investment adviser of one or more investment partnerships, pooled investment vehicles and/or one or more client accounts that beneficially holds 1,307,642 American Depositary Shares of China Finance Online Co. Limited, representing 6,538,210 ordinary shares according to a Schedule 13G/A filed with the SEC dated  January 29, 2013. As investment advisor, HCS has been granted the authority to dispose of and vote the Securities. The investment partnerships, pooled investment vehicles and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the securities. The registered address is 600 Montgomery Street, Suite 1700 San Francisco, CA 94111, U.S.A.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in our change in control.

PROPOSALS 1 AND 2

RE-ELECTION OF DIRECTORS

We have a staggered board of directors, which means half the number of our directors (excluding our chief executive officer) shall retire from office by rotation at every annual general meeting. The directors to retire at each annual general meeting shall be those who have been longest in office since their last election. Any director appointed by the board of directors since the last annual general meeting shall hold office only until the next following annual general meeting and shall then be eligible for re-election but shall not be taken into account in determining the number of directors who are to retire by rotation. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains as the chief executive officer Our board of directors is currently comprised of five members. Excluding our chief executive officer, two of our four directors having served the longest are required to stand for re-election at the 2013 annual general meeting.

Our board of directors, at the recommendation of our nominations committee, has nominated Kheng Nam Lee and Neo Chee Beng for re-election at the 2013 annual general meeting. Each nominee, if elected, would, subject to our Amended and Restated Articles of Association, hold office until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Amended and Restated Articles of Association presently authorize up to nine board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. Our board of directors has no reason to believe that the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the directors, their ages as of May 30, 2013 and their principal positions with the Company are as follows:

Name	Age	Position

Directors Standing for Re-Election

Kheng Nam Lee(1)	65	Director
Neo Chee Beng(1)(2)(3)	52	Director

Continuing Directors Not Standing for Re-Election by Rotation

Zhiwei Zhao	49	Chairman of the board of directors and CEO
Rongquan Leng(1)(2)(3)	64	Director
Jun Wang	42	Director and CFO

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominations committee.

A brief biography of each director nominated for election at the Annual General Meeting is set forth below:

Kheng Nam Lee has served as our director since May 2004. Mr. Lee is presently a Venture Partner of GGV Capital. He also serves as Chairman of Advantec Pte Ltd, an investment holding company. In addition, Mr. Lee is the non-executive Chairman of Vertex Management (II) Pte Ltd and Vertex Venture Holdings Ltd (“VVH”), both of which are wholly-owned subsidiaries of Temasek Holdings (Private) Limited, engaged in the venture capital direct investment and fund management business. For more than 23 years, Mr. Lee has been in leading positions in several capital investment companies that invest in many international companies in various industries. Besides the Company, Mr. Lee serves as a director of public companies, Creative Technology Ltd (“Creative”) and BCD Semiconductor Manufacturing Ltd (“BCD”). He is a member of the Audit and Compensation Committees of Creative where he had served as Chairman of the Audit Committee since 1992. Since August 2010, Mr. Lee also sits on the Audit Committee and Compensation Committees of BCD, a company listed on NASDAQ from January 2011. Mr. Lee holds a Bachelor of Science degree in mechanical engineering, with first class honors, from Queen’s University, Canada and a Master of Science degree in operations research and systems analysis from the U.S. Naval Postgraduate School. Mr. Lee also received a diploma in Business Administration from the University of Singapore.

Neo Chee Beng has served as our director since January 2012. Mr. Neo is an executive director and the Chief Compliance Officer of Persistent Asset Management Pte Ltd (“Persistent Asset Management”), an exempt fund manager registered with the monetary authority of Singapore. Mr. Neo has been an independent director of LottVision Ltd., a company listed on the Singapore Stock Exchange, and also serves on its audit committee. Mr. Neo was a former Vice President of Investments at Vertex Management II Pte Ltd (“Vertex Management II”), an affiliate of Temasek Holdings Pte Ltd, where he headed its Beijing office from year 2000 to early 2005. Mr. Neo was the finance manager of Jardine Cycle & Carriage Ltd, which is listed on the Singapore Stock Exchange, where he assisted the general manager of finance. Mr. Neo had years of auditing experience with international audit firms including Moores Rowland and Ernest & Young. He received his education in Singapore from Hwa Chong Junior College and received professional accountancy training. He is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a member of Singapore Institute of Directors.

Directors are to be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per ordinary share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES.

A brief biography of each continuing director is set forth below:

Zhiwei Zhao has served as our Chief Executive Officer since June 21, 2005 and our director since July 25, 2005. He was elected as the Chairman of our board of directors as of April 2012 and continues to serve as our Chief Executive Officer. Mr. Zhao was the Chairman of the Board of Directors of Abitcool Inc before joining us. Abitcool provides broadband internet services in China. It boasts the largest private Internet Data Center in China. From 1998 to 2005, Mr. Zhao served as the General Manager of Huatong International Development Limited in Hong Kong. Mr. Zhao graduated with a Bachelor of Science degree from Huazhong University of Science and Technology.

Rongquan Leng has served as our director since April 2012. Mr. Leng is the Vice Chairman of China Institute of Communications. Mr. Leng served as Executive Director, President and Chief Operating Officer of China Telecom Corporation Limited (“China Telecom”)( NYSE:CHA HKEx:728), Deputy General Manager and Chief Engineer of China Telecommunications Corporation, Deputy General Manager of China Network Communications Group Corporation, Deputy Chief Engineer of the Directorate General of Telecommunications (“DGT”) of the Ministry of Posts and Telecommunications (“MPT”), Chief Engineer of the Beijing Long-Distance Telephone Office, Vice Chairman of the  Internet Society of China and Deputy Director of Post and Telecommunications Technology Committee of Ministry of Information Industry. Mr. Leng is a professor-level senior engineer. He graduated from Beijing University of Posts and Telecommunications with a Master’s Degree in engineering science. Mr. Leng has more than 30 years of operational management experience in the telecommunications industry in China.

Jun Wang has served as our Chief Financial Officer since August 15, 2006, and joined our company as Vice President of Finance in May 2006. He was appointed to serve as a member of our Board in May 2012. Mr. Wang was a Senior Manager in the Tax and Business Advisory Services at Deloitte Beijing Office before joining us. From 2002 to 2005 Jun Wang was founder and president of Miracle Professional Services Inc., a company that provided training and financial consulting services to finance professionals. Prior to that Mr. Wang worked in Deloitte’s Beijing, London and New York offices, providing tax and business advisory and management consulting services. Mr. Wang obtained his Master of Business Administration from New York University’s Leonard N. Stern School of Business, his Master of Economics in accounting from Beijing Technology and Business University and his B.A. degree from Shandong University. Mr. Wang is a member of the U.S. Certified Management Accountants (“CMA”) and has a professional designation of Chartered Financial Analyst (“CFA”).

Relationships Among Directors or Executive Officers

There are no family relationships among any of our directors or executive officers.

Meetings and Committees of the Board of Directors

During 2012, our board of directors met in person or passed resolutions by unanimous written consent seven times. No director attended fewer than 75% of all meetings of our board of directors and its committees on which he or she served after becoming a member of our board of directors. Our directors may and in the past have passed resolutions by unanimous written consent in lieu of holding a board meeting. In 2011, our independent directors, without the presence of any director other than the independent directors, met in person or passed resolutions by unanimous written consent four times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.
Our board of directors has three committees: the audit committee, the compensation committee and the nominations committee. Messrs. Kheng Nam Lee, Rongquan Leng and Neo Chee Beng are currently the members of the audit committee. Messrs. Rongquan Leng and Neo Chee Beng are currently the members of the compensation committee. Messrs. Rongquan Leng and Neo Chee Beng are currently the members of the nominations committee.

Independent Directors

We have determined that a majority of our directors, Messrs. Kheng Nam Lee, Rongquan Leng and Neo Chee Beng, are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2).

Compensation of Directors

In 2012, we paid aggregate cash compensation of approximately $720,200 to our directors and executive officers as a group. In 2007, we granted to selected directors and officers the right to acquire 2,200,000 and 10,558,493 ordinary shares under the 2004 Stock Incentive Plan and the performance-based 2007 Equity Incentive Plan, respectively. In 2008, we granted to selected directors and officers the right to acquire 450,000 ordinary shares under the 2004 Stock Incentive Plan. In 2010, we granted to selected directors and officers the right to acquire 1,650,000 ordinary shares under the 2004 Stock Incentive Plan. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our Chief Executive Officer and Chief Financial Officer. Pursuant to the change in control agreements, if either the Chief Executive Officer or Chief Financial Officer is terminated without cause or resigns for good reason after a change-of-control of the Company has occurred, he is entitled to receive severance benefits from the Company.

PROPOSAL 3

APPROVAL OF INDEPENDENT AUDITORS

Our board of directors delegates to our audit committee the express responsibility and authority to be solely and directly responsible for the appointment, compensation, retention, evaluation and oversight of the work of the independent auditors. Our audit committee recommends that shareholders approve the appointment of Grant Thornton China as our independent auditors for the term beginning on the date of the annual general meeting, June 28, 2013, and continuing until the next annual general meeting to be held in 2014.

In the event our shareholders fail to approve the appointment, our audit committee will reconsider its selection. Even if the selection is approved and ratified, subject to approval of our shareholders where necessary, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and shareholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 3.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR APPROVAL OF THE APPOINTMENT OF GRANT THORNTON CHINA AS OUR INDEPENDENT AUDITORS FOR THE TERM ENDING AT THE NEXT ANNUAL GENERAL MEETING TO BE HELD IN 2014 AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

SPECIAL NOTICE PROCEDURE FOR RESOLUTION CONTAINED IN PROPOSAL 3

Under the Hong Kong Companies Ordinance, where it is proposed to appoint auditors who are not the same as the existing auditors, special notice of the resolution to appoint the new auditors must be given to the Company and to its shareholders. This requirement applies to the resolution contained in Proposal 3. To comply with this requirement, the Company must have received notice of the intention to move the resolution not less than 28 days before the AGM and must then to send to shareholders notice of the resolution at the same time and in the same manner as it gives notice of the AGM. The Company has received special notice of the resolution to appoint the new auditors in compliance with the requirement. A separate notice to shareholders of the proposal to move this resolution at the AGM is enclosed with this Notice, also in compliance with the requirement.

In accordance with the requirements of the Companies Ordinance, a copy of the special notice received by the Company was sent by the Company to Deloitte Touche Tohmatsu CPA Ltd, the existing auditors. As at the latest practicable time before the dispatch of this Notice, the Company has not received a response from them.

PROPOSAL 4

APPROVAL OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012 AND REPORTS OF THE DIRECTORS AND THE AUDITORS

In accordance with applicable Hong Kong law, our board of directors recommends that our shareholders consider and approve the audited consolidated financial statements for the fiscal year ended December 31, 2012 together with the Reports of the Directors and the Auditors thereon.

Our Annual Report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ended December 31, 2012, together with the Report of Auditors thereon as required by Hong Kong law, can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual, or through the SEC’s website at www.sec.gov, starting from April 29, 2013. The Reports of the Directors can also be accessed through these websites starting from May 30, 2013.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 4.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012 TOGETHER WITH THE REPORTS OF THE DIRECTORS AND AUDITORS THEREON.

PROPOSAL 5

AUTHORIZATION TO BOARD TO ISSUE SHARES

Hong Kong law does not permit a Hong Kong company’s board of directors to issue shares of the company except with the approval of the shareholders. The shareholders may grant such power to the board of directors on an annual basis. According to Article 9 of our Amended and Restated Articles of Association, at each annual general meeting of the Company, holders of our ordinary shares shall consider and may authorize the board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine, without any further action by the shareholders.

If this proposal 5 is approved by the shareholders, our board of directors will have the power, during the next year, to issue additional ordinary shares (including ordinary shares represented by ADSs) and preference shares without any further action by shareholders. The approval of this proposal 5 will permit the board of directors, among other things, to raise additional capital for the Company up to the amount of the authorized but unissued share capital of the Company by issuing additional shares of the Company at times and on terms as the board of directors may determine without seeking contemporaneous shareholder approval.

Since our board of directors may use this power to defend against an unsolicited takeover by a third party, potential buyers may be discouraged from seeking to acquire control of the Company. For example, our board of directors may issue additional ordinary shares and preference shares which could be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in the Company, effectively preventing acquisitions that have not been approved by our board of directors. Hence, the approval of this proposal 5 may have the effect of depriving ordinary shareholders and ADS holders of an opportunity to sell their respective ordinary shares and ADSs at a premium over prevailing market prices.

Our board of directors recommends our shareholders to approve this proposal 5.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 5.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE DISCRETIONARY EXERCISE BY THE BOARD OF POWER TO ISSUE SHARES.

 OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
/s/ Zhiwei Zhao
Zhiwei Zhao
Chairman of the Board of Directors
Date: May 30, 2013